Filed by Horsepower Holdings, Inc.
Commission File No. 333-150895
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File No.: 001-08226
Grey Wolf and Basic Energy Services Merger of Equals June 2008

Forward-Looking Statements and Additional Information This document may include statements herein that are "forward-looking statements" as defined by the Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical fact, included herein that address activities, events or developments that Grey Wolf expect, believe or anticipate will or may occur in the future are forward- looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed merger with Basic Energy Services cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy Services. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor Basic Energy Services intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

A Merger of Equals Name Economics Cash Payment Grey Wolf, Inc. Grey Wolf 0.2500 shares in Newco / Grey Wolf share $1.82 in cash / Grey Wolf share Basic Energy Services ("Basic") 0.9195 shares in Newco / Basic share $6.70 in cash / Basic share $600 million pro rata to both companies' shareholders Pro Forma Ownership Board Representatives Grey Wolf 53%; Basic Energy Services 47% 5 Grey Wolf; 4 Basic Energy Services Leadership Team Tom Richards, Chairman Ken Huseman, CEO David Crowley, President and COO Alan Krenek, Executive Vice President and CFO Expected Closing Date 3Q 2008

Management Representatives Tom Richards - Chairman, President and CEO David Crowley - EVP and COO David Wehlmann - EVP and CFO

Overview After following a careful and thorough process, the Grey Wolf Board unanimously approved the Basic merger to maximize value for Grey Wolf shareholders Transaction offers both near- and long-term value to Grey Wolf holders Immediate return of capital to shareholders Opportunity to participate in continued growth of the combined entity The combined company will provide a comprehensive range of services with the opportunity to capture a larger share of E&P company spend at all points in the cycle The new Grey Wolf will have greater size and scale and enhanced growth prospects Seasoned management team with a track record of creating shareholder value The Grey Wolf Board recommends shareholders vote in favor of the merger The Precision proposal undervalued Grey Wolf and included numerous uncertainties

Compelling Strategic and Financial Combination Exposure to broad spectrum of the drilling and production cycle Larger presence in key resource play basins Combined high quality asset base Transaction accretive to earnings and cash flow per share Transition from land driller valuation multiple to OFS valuation multiples Return of capital to all shareholders Continued financial flexibility to pursue growth opportunities Expected lower cost of capital Financial Strategic

Well-Positioned for Any Market Pureplay driller Natural gas focused Exploration focus; more exposure to commodity price up-cycle Multiple service lines Oil / natural gas mix Production focused; more steady in a down-cycle Larger, more diversified service provider with exposure to commodity price up-cycle (oil & gas) Production-related businesses provide stability in a down-cycle Lower cost of capital (combined entity will have higher credit rating than separate entities) broadens the portfolio of organic growth projects Larger platform for international expansion Opportunity for revenue and cost synergies Capitalizing on the upside... ...less volatility on the downside

Domestic Daywork 727569403 Turnkey 154531314 Trucking 15382947 Mexico 9093287 South TX 28 Gulf Coast 26 Ark-La-Tex 22 Mid-Cont 13 Rockies 10 Mexico 1 Permian 31.2 Mid-Cont 25.9 Ark-La-Tex 17.8 Rockies 16.3 South Texas 8.7 Well Servicing 39 Fluid Services 29 Completion & Remedial 28 Contract Drilling 4 Creation of a Diversified Service Provider Assets / Services 2007 Revenue - $907 million 2007 Revenue - $877 million Contract Drilling 112 domestic daywork rigs 7 domestic turnkey rigs 2 international rigs 68 Domestic Trucks Regions Revenue Mix 2007 Revenue - $907 million 2007 Revenue - $877 million Well Servicing 408 rigs Fluid Services 675 trucks, 1,700 tanks, 56 disposal wells Well site construction Completion & Remedial Services Pressure pumping, cased-hole wireline units, under balanced drilling spreads, rental and fishing tool Contract Drilling 9 drilling rigs

Mexico 1% Completion and Remedial Services 13% Division Amount Fluid Sevices 15 Well Servicing 19 Contract Drilling 53 Completion and Remedial 12 Combination Increases Size and Scope Grey Wolf Basic Pro Forma Equity Market Cap1 $1,374 $1,090 $1,958 Net Debt 26 332 958 Enterprise Value2 $1,401 $1,421 $2,916 Revenue - FYE 12/31/07 $907 $877 $1,784 EBITDA - FYE 12/31/07 363 259 6323 1 Market capitalization is calculated by multiplying the diluted shares outstanding by the closing market price on April 18, 2008 2 Enterprise value is the market capitalization plus net debt. 3 Pro forma EBITDA inclusive of $10 million estimated synergies Pro Forma Geographic Revenue Split Pro Forma Segment Revenue Split Division Amount Ark-La-Tex 345161257 Mid-Cont 341126255 South TX 346317409 Permian 274083292 Rockies 234149317 Gulf Coast 233819620 Mexico 9093287 Contract Drilling 53% Gulf Coast 13% Ark-La-Tex 19% Rockies 13% Fluid Services 15% Permian 15% Mid-Cont 19% South TX 20% Well Services 19%

Basic Energy Services Sharing a Vision of Growth Through Acquisitions Grey Wolf Grey Wolf Drilling Co. Rex Drilling January 2006 LeBus Oil Field Service October 2005 FESCO Holdings First Energy Services May 2005 PWI, Inc. February 2006 G&L Tool August 2006 Chaparral Service January 2007 Davis Tools March 2007 April 2007 JetStar Consolidated Holdings Sledge Drilling June 2007 Wildhorse Services January 1997 December 1996 July 2007 October 1996 New Patriot Drilling April 2004 Mesa Drilling May 2003 Diamond Onshore January 1998 October 1997 Murco Drilling Coastal Drilling Fluornoy Drilling October 2003 New Force Services June 1997 Justiss Drilling Co. October 2003 January 2003 Oilwell Fracturing Services MD Well Service

Servicing Entire Life-Cycle of the Well Phases Contract Drilling Contract Drilling Well Servicing Fluid Services Drilling Maintaining Production Workover Plug & Abandon Completion & Remedial Services Well-Site Services

Division Amount 1998-2007 130 0.003308 1988-1997 2 0.000051 1978-1987 144 0.37 Before 1978 36 0.09 Refurbished since 2000 81 0.002061 <1,000 25 1,000 to 1,999 68 2,000+ 30 Grey Wolf Drilling Rigs (horsepower) Basic Workover Rigs1 Strong Asset Quality 1998 - 20072 1978 - 19872 Before 1978 2 Remanufactured since 2000 1988 - 19972 <1,000hp 25 rigs 2,000+hp 30 rigs 1,000 to 1,999hp 68 rigs 8 newbuilds in 2006-2007 2 currently under construction 78 electric, 31 mechanical and 14 trailer-mounted 1 Based on workover rigs as of March 31, 2008. 2 Excludes rigs that have been remanufactured since 2000. 115 newbuilds since 2004; 19 newbuilds remain to be delivered in 2008 At 3/31/08, over 50% of workover fleet was comprised of rigs with year models of 2000 or newer and rigs remanufactured since 2000

Complementary Footprint Covering Key Resource Plays Ark-La-Tex Mid Continent Rockies Gulf Coast International (Mexico) Grey Wolf's drilling operations are located in the U.S. lower 48 where 75% of gas was produced in 2006 Grey Wolf has the #1 position in the Gulf Coast and #2 position in South Texas and Ark-La-Tex Basic operates in areas comprising of: Over 500,000 existing oil and gas wells and More than 60% of existing Lower 48 production and new well drilling activity Basic has the #2 position in South Texas, Permian Basin, Mid-Continent, Ark-La-Tex and #4 position in the Rockies Sources: EIA, TX RR Commission, RigData South Texas Permian Drilling rigs Workover rigs Rental and fishing Fluid services Pressure pumping Bakken

Leading Player in Fragmented Markets Includes drilling rigs of 500hp or greater. Source: Rig Data and Land Rig Newsletter as of March 2008 Basic co-sponsored survey capturing rigs owned by AESC members as well as other rigs owned by E&P companies. Study by Energy Sector Analytics, LLC U.S. Land Drilling Rig Share1 U.S. Workover Rig Share2 KEG 0.27 NBR 0.16 BAS 0.12 CPX 0.07 Others 0.38 Patterson-UTI 0.174 Nabors 0.174 HP 0.09 Grey Wolf 0.0635 Unit 0.063 Other 0.435 OTHERS 38% Key 27% Nabors 16% Basic 12% 3,477 Rigs Complete 7% Ownership consists of 141 companies Patterson-UTI 18% Nabors 17% H&P 9% Grey Wolf 6% Unit 6% OTHERS 44% 1,920 Rigs Ownership consists of 195 companies

Diversified Sources of Revenue Gas Commodity Mix Oil Concentrated Geographic Spread Diversified Concentrated Customer Base Diversified Range of Services Single-Service Multi-Service Pro Forma Pro Forma Pro Forma Pro Forma

Stable Platform for Cross-Selling No customer will represent more than 4% of the pro forma company revenue Significant opportunities for cross-selling of complementary services to both sets of customers Grey Wolf Basic Energy Services Ballard Exploration

1st Qtr 2002 193 2003 199 2004 230 2005 292 2006 373 2007 412 Strong Operating Fundamentals Basic Well Servicing Rig Hourly Rates Grey Wolf Drilling Rig Dayrates Source: Bloomberg, Company Data

Review of Committed Financing Plan No required redemption for Grey Wolf convertible notes or Basic 7.125% notes Under proposed structure Basic 7.125% notes become senior secured upon funding New facility is rated Ba1/BBB- pending closing of the merger

Track Record of Strong Financial Returns Revenue Cash Flow From Operations

Track Record of Strong Financial Returns 2007 Return on Capital Employed1 1st Qtr PTEN 0.228 HP 0.198 PF GW 0.184 KEG 0.145 NBR 0.126 CPX 0.115 ROCE defined as (Net Income + After-Tax Interest Expense) / (Total Debt + Stockholders Equity - Cash)

Conclusions Grey Wolf has a proven track record of creating shareholder value The board believes the merger with Basic is in the best interest of Grey Wolf shareholders The combination is designed to deliver both near and long- term value to Grey Wolf holders The new Grey Wolf will be better positioned, strategically and financially, with a strong growth platform The board, consistent with its obligations under the merger agreement, continues to evaluate all opportunities to maximize shareholder value with a thorough and open process

Precision Proposal Considerations

Grey Wolf: Unaffected Share Price Unaffected Share Price Based on Grey Wolf's last unaffected share price of $7.60 (4/18/08) adjusted for peer group performance, Precision's $10.00 / share offer represents a premium of only 8.2%

Analysis of Trading Multiples Source: FirstCall and IBES estimates , Company filings, Bloomberg Even at $10.00 per share, Grey Wolf would trade at a significant discount to its peers

Prior Transaction Premium Comparisons Prior Drilling Transactions Source: Company filings and press releases, JS Herold 1 Calculated from unaffected share price. For Grey Wolf , unaffected share price calculated as closing price on 4/18/08 grown at 21.7% (peer group average 4/18/08 - 6/24/08) Based on Grey Wolf's unaffected share price on 4/18/08, adjusted for the peer group's performance, the premium Precision is offering is only 8.2%, significantly below historical averages for drilling transactions

Market Reaction Recent Quotes from Wall Street Equity Research Analysts: "They're still not paying enough.'' (Judson Bailey, Jefferies & Co., June 25, 2008, speaking of $10.00 proposal) "The proposed deal values GW at 4.5x 2009E EV/EBITDA, still well below the 5.6x average of our land drilling universe. Even at $10/share the valuation would only be 5.1x." (Kevin Pollard, JP Morgan, June 11, 2008, speaking of the $9.00 proposal) "At $10.00 per share, GW is selling for 4.7x our 2009 EBITDA estimate. By comparison, PTEN is selling for 6.0x estimated 2009 EBITDA. Using asset valuations, the $10 bid values GW at roughly 85% of replacement value versus 94% for PTEN...on the valuation metrics the new offer is below where some of the land drillers are currently trading, even though the YTD returns are similar." (Joe Agular, Johnson Rice & Company, June 25, 2008)

Market Fundamentals: US Lower 48 vs. Canada Utilization: US Lower 48 Grey Wolf contract drilling rig utilization: 91% Basic service rig utilization: 76% Source: RigData, Nickles Energy Information and Technology 1 Credit Suisse, June 18, 2008 2 Calgary Herald, May 23, 2008 Utilization: Canada Drilling Rigs Service Rigs Active Rigs 0.421296296 0.532273152 Drilling Rigs Service Rigs Active Rigs 0.82 0.72 Precision contract drilling rig utilization: 37% Precision service rig utilization: 30% "[US new drilling] permits support 156 rig increase in domestic activity."1 The Canadian Association of Oilwell Drilling Contractors has forecast a 42% utilization rate for rigs this year, making 2008 the least active year for drillers since 19922 Association Chairman Don Herring noted, "We typically use the number 50 to 55 per cent utilization for the industry to be economically viable, so numbers below 50 per cent, particularly if they're sustained, describe an industry in trouble."2

Revenue Comparison Source: Company filings 2007 Revenue: Grey Wolf and Basic 2007 Revenue: Grey Wolf and Precision Completion and Remedial Services 13% Division Amount Fluid Sevices 15 Well Servicing 19 Contract Drilling 53 Completion and Remedial 12 Contract Drilling 53% Fluid Services 15% Well Services 19% Division Amount Contract Drilling 1586.4 Well Servicing 320.6 Well Services 17% Contract Drilling 83% The combination with Basic creates more product line diversification than the Precision deal The Basic merger creates a proforma company with balanced exposure to drilling and production A combination with Precision would create a company with significant exposure to the Canadian markets The Basic transaction expands Grey Wolf's reach into key producing resource play basins in the Lower 48 Mexico 1% Division Amount Ark-La-Tex 345161257 Mid-Cont 341126255 South TX 346317409 Permian 274083292 Rockies 234149317 Gulf Coast 233819620 Mexico 9093287 Gulf Coast 13% Ark-La-Tex 19% Rockies 13% Permian 15% Mid-Cont 19% South TX 20% Division Amount US 959.2 Canada 966 Canada 50% US 50% Product Line Geographic

Precision Proposal: Additional Considerations Royalty tax legislation in Canada The proposed increase in taxation caused by the Alberta Royalty review will hurt E&P economics Many Canadian producers have reduced investment in response to the legislation Uncertainty around status of Precision's conversion from income trust to tax-paying corporation Removal of Precision's tax advantaged status may potentially impact value of trust units 50% of the proposed consideration would be in the form of trust units Impact of Distribution Policy on Future Growth Precision's uncertain ability to fund value enhancing growth opportunities given required distributions and increased debt to fund acquisition Grey Wolf's focus has been on re-investing cash flow to drive future growth Precision's refusal to negotiate further Precision's press release made clear that it was their final offer "Our proposal is fully priced and we will not make any further revisions." "If the Grey Wolf board of directors chooses to reject our proposal, we will suspend all current efforts to pursue a merger with Grey Wolf"

Key Reasons We Disagree with the ISS Report

Key Reasons We Disagree with the ISS Report In fact, while expansion of the combined company's geographic reach is a benefit of the merger, one of the most compelling reasons for the merger is the positive long-term impact in reducing the cyclicality of Grey Wolf's drilling business. Diversified service companies with higher visibility of earnings have historically traded at a premium to pure land drillers. While the company agrees that investors can diversify their own portfolios, more diversified service companies generally have a higher return on capital employed throughout the commodity price cycle, as opposed to land drillers who typically generate above-average returns in the commodity price upcycle and then suffer in the downcycle. Transaction Rationale ISS inaccurately suggests that the main rationale for Grey Wolf for the transaction is domestic diversification. In addition, ISS suggests that investors can diversify their own portfolios.

Key Reasons We Disagree with the ISS Report In actuality, the proposed merger with Basic was the outcome of a very careful and thorough process, undertaken with the assistance of numerous outside financial and legal experts. Here are a few facts: Since February, when the Basic transaction began in earnest, Grey Wolf's Board of Directors has met 17 times to consider the Basic merger and the three proposals from Precision. Two investment banking firms, UBS and Simmons, were engaged by Grey Wolf. Each extensively reviewed the Basic merger and gave advice to the Board. Both gave independent fairness opinions and both conducted their own financial due diligence to support their financial analysis. Two law firms were engaged by Grey Wolf, Porter & Hedges, LLP and Gardere Wynne Sewell LLP, in connection with the Basic merger, and each conducted legal due diligence on Basic. KPMG was retained by Grey Wolf to conduct accounting due diligence on Basic. Independent directors interviewed both Ken Huseman, Basic's President and CEO, and Alan Krenek, Basic's SVP and CFO, without the presence of Grey Wolf management, in addition to the management reports that were given by each company as part of the due diligence process. Process ISS inaccurately asserts that "Grey Wolf did not conduct a very thorough process in approving the proposed merger with Basic."

Key Reasons We Disagree with the ISS Report In fact, pricing was the subject of tough negotiations. Tom Richards and Ken Huseman negotiated pricing (and other matters) on: (1) February 20, (2) February 27, (3) March 5, and (4) March 7. The premium paid was the subject of extensive analysis and independent advice from Grey Wolf's two investment banking firms. Grey Wolf was focused on negotiating the best deal for its stockholders -- it had walked away from negotiations with Basic once before in 2007, and was prepared to do so again. The "Background of the Mergers," in the Joint Proxy Statement/Prospectus represents only a summary of contacts between the companies and is not intended as a step-by-step account of negotiations. Premium ISS inaccurately concluded that Grey Wolf did not try to negotiate a lower premium for Basic.

Key Reasons We Disagree with the ISS Report In fact, the Board of Directors sought and received from two outside independent counsels legal advice that both Messrs. Ziegler and Turbidy qualified as independent and disinterested directors. Furthermore, the Basic transaction was unanimously approved by Grey Wolf's remaining four directors (an absolute majority of the Board). There was no need for a special committee procedure since special committees are generally formed only when a dominant stockholder stands on both sides of a transaction, creating a situation where a special committee is formed to simulate independent, arms length negotiations between the controlling and controlled company. This transaction was, in fact, the result of arms length negotiations, as neither company can dominate the other. Conflict of Interest ISS inaccurately represents the status of William Ziegler and Trevor Turbidy, straining to find a conflict of interest where there is none and ignoring the fact that both had an economic interest in finding the best deal for Grey Wolf stockholders.

Key Reasons We Disagree with the ISS Report First, because IBES estimates are not available for 1) after-tax interest associated with the convertible debt and 2) earnings estimates adjusted for conversion of the debt, appropriate "Street" multiples under a conversion scenario are not available. Second, the historical lookback approach used by Grey Wolf compared Grey Wolf's trading multiples relative to its peers over time. Over the historical period, Grey Wolf's convertible debt was assumed to remain outstanding. Using an alternative assumption to compare the Precision offer to this historical lookback would not have been consistent. Lastly, with regard to EV/EBITDA multiples analysis, the approach was to utilize book value of debt securities for all comparable companies, including Grey Wolf. Utilizing book value of debt for one company but not for others was not viewed as a consistent methodology. Grey Wolf's analysis of trading multiples, used in evaluating the Precision proposals, appropriately assumed its convertible debt instruments remained un-converted for several reasons:

Key Reasons We Disagree with the ISS Report Source: FirstCall and IBES estimates , Company filings, Bloomberg Notes: 1 Assumes convertible debt at Grey Wolf remains outstanding 2 Assumes convertible debt at Grey Wolf is converted to equity. Estimated after tax interest of $5.8mm associated with converts added back to income ISS uses the "if-converted methodology" for Grey Wolf's convertible bonds. Regardless of methodology, at $10.00 / share Grey Wolf would trade at a discount to its peers on most metrics:

Additional Information and Where to Find It In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. ("Holdings") has been filed and declared effective by the SEC. Each of Basic Energy Services and Grey Wolf has filed a definitive joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC's web site at www.sec.gov, Basic Energy Service's web site at www.basicenergyservices.com, and Grey Wolf's web site at www.gwdrilling.com. Copies of the registration statement and the joint proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100. Participants in the Solicitation Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf's proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its Annual Report on Form 10-K/A filed April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Grey Wolf 10370 Richmond Avenue, Suite 600 Houston, TX 77042-4136 713.435.6100 www.gwdrilling.com Basic Energy Services 500 W. Illinois Midland, TX 79701 432.620.5500 www.basicenergyservices.com